Ma 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

VILLAGE SQUARE II SUITE 252 5100 FALLS ROAD
(No. and Street)

BALTIMORE (City) MARYLAND (State) 21210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH P. TAYLOR, SR (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD N. COLMAN, CPA, AUDITORS, PC
(Name – *if individual, state last, first, middle name*)

2 RESERVOIR CIRCLE SUITE 100 BALTIMORE MARYLAND 21208
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/4/13

OATH OR AFFIRMATION

I, KENNETH P. TAYLOR, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS, LTD., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

KENNETH P. TAYLOR, SR. PRESIDENT
Title

Notary Public

MARY ALISON FLAGG
Notary Public
Harford County, MD
My Commission Expires November 22, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2012

WITH AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2012

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS and AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2012
CONTENTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ∞ AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2012, and the related statements of income and retained earnings, cash flows and changes in stockholder's equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd. as of December 31, 2012 and the results of its operations, cash flows, changes in stockholder's equity, and related computation of net capital and schedule of operating expenses for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS ∞ AUDITORS
A Professional Corporation

Baltimore, Maryland
January 14, 2013

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	135,508
Accounts Receivable (Notes 1 and 2)	33,383
Employee Receivables	188,392
Prepaid Expenses	7,206
TOTAL CURRENT ASSETS	364,489
FIXED ASSETS (Note 3)	
Furniture	27,176
Office Equipment	81,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	117,943
ACCUMULATED DEPRECIATION (Note 3)	110,635
TOTAL FIXED ASSETS, net	7,308
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	371,797

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts and Pension Payable (Note 1)	27,318
TOTAL CURRENT LIABILITIES	27,318
TOTAL LIABILITIES	27,318
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings	18,979
TOTAL STOCKHOLDERS' EQUITY	344,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	371,797

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2012

	$	%
COMMISSION INCOME	883,841	100.00
COST OF COMMISSIONS		
Execution Expense	82,725	9.36
Clearance Expense	48,083	5.44
Fees Expense	1,591	0.18
TOTAL COST OF COMMISSIONS	132,399	14.98
GROSS PROFIT	751,442	85.02
OPERATING EXPENSES (See Schedule)	636,792	72.05
NET INCOME (LOSS) FROM OPERATIONS	114,650	12.97
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	5,045	0.57
Miscellaneous Income		0.00
Loss on Abandonment of Asset		0.00
TOTAL OTHER INCOME	5,045	0.57
NET INCOME	119,695	13.54
RETAINED EARNINGS, Beginning	962	
S Corporation Distributions	(101,678)	
RETAINED EARNINGS, Ending	18,979	

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	119,695
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	2,583
Dividend and Interest Income	(5,045)
Increase in Accounts Receivable	(8,792)
Decrease in Prepaid Expenses	(1,092)
Increase in Accounts Payable	3,909
Total Adjustments	(8,437)
Net Cash Provided By Operating Activities	111,258
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	5,045
Increase in Employee Receivables	10,963
Acquisition of Fixed Assets (Net of Disposition)	0
S Corporation Distributions	(101,678)
Rounding	0
Net Cash Flows From Investing Activities:	(85,670)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	0
NET INCREASE IN CASH	25,588
CASH AND CASH EQUIVALENTS, BEGINNING	109,920
CASH AND CASH EQUIVALENTS, ENDING	135,508
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	962
Additions	0	0	0
Reductions	0	0	(101,678)
Net Income	0	0	119,695
Ending Balance	50,000	275,500	18,979

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

THIS PAGE INTENTIONALLY LEFT BLANK

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Apex Clearing Corporation (see Note 5 below). The majority of clients, both as a function of number and volume, are institutional-based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

On August 1, 2006 Kenneth P. Taylor, Sr. bought the shares previously owned by Arnold Smolen and now owns 50,000 shares and is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the first 15 days of 2013, hence, the allowance for doubtful accounts as of December 31, 2012 was $0.

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2012

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2011 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	81,457	80,446	1,011
Leasehold Improvements	9,310	3,013	6,297
Total Fixed Assets - Cost	$ 117,943	$ 110,635	$ 7,308

Depreciation expense for the year ended December 31, 2012 was $2,583.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2013	47,382
2014	49,277
2015	51,244
2016	53,300
2017	41,572
TOTAL	$ 242,775

Note 5 - OTHER COMMITMENTS

On October 3, 2005 the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc. (formerly ADP Clearing and Outsourcing Services, Inc.) initially expiring October 2, 2011 to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005. On November 9, 2009 Penson Worldwide, Inc., the parent of Penson Financial Services, Inc., entered into an asset purchase agreement with Ridge Clearing & Outsourcing Solutions, Inc. and on June 25, 2011 Penson Financial Services, Inc. assumed the agreement between Ridge Clearing & Outsourcing Solutions, Inc. and the Company.

On May 31, 2012, Penson Financial Services, Inc.'s parent company, Penson Worldwide, Inc., and PEAK6 Investments, LLP announced the formation of a new, independently-owned clearing firm called Apex Clearing Corporation, which acquired the clearing operations of Penson Financial Services, Inc.. On June 5, 2012, Apex Clearing Corporation announced the completion of the acquisition of the correspondent and customer accounts and contracts of the U.S. securities division of Penson Financial Services, Inc., a subsidiary of Penson Worldwide, Inc. and began operations on June 6, 2012.

Note 5 - OTHER COMMITMENTS (Continued)

From October 2, 2011 this agreement with Apex Clearing Corporation (previously Penson Financial Services, Inc.) has been renewed on an annual basis. The agreement will automatically renew annually.

While it is neither Management's nor Apex Clearing Corporation's intention to terminate this contract, either party can terminate the contract at any time with sixty (60) days notice.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Penson Financial Services, Inc. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 the Company had net capital of $140,572, aggregate indebtedness of $27,318 with a percentage of aggregate indebtedness to net capital of 19.43%.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2012. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2012 this contribution is $4,972.

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2012, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation

Baltimore, Maryland
January 14, 2013

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

Computation of Net Capital

Total Stockholder's Equity	344,479
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	344,479
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	344,479
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $81,457 less $80,446 Accumulated Depreciation)	1,011
Leasehold Improvements (Cost $9,310 less $3,013 Accumulated Depreciation)	6,297
Other Assets	195,598
Total Non-Allowable Assets	202,906
Total Deductions and/or Charges:	202,906
Net Capital Before Haircuts on Securities Positions	141,573
Haircuts on Securities Positions	1,001
Total Haircuts on Securities Positions	1,001
Net Capital	140,572
Total Aggregate Indebtedness	
Accounts Payable	27,318
Total Aggregate Indebtedness	27,318
Percentage of Total Aggregate Indebtedness to Net Capital	19.43%

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Computation of Basic Net Capital Requirement

Net Capital per Above		140,572
Minimum Net Capital Required (6 2/3% of Aggregaste Indebtedness)	1,822	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	
Net Capital Requirement of Reporting Broker per NASD Agreement		5,000
Excess Net Capital		135,572
Net Capital less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		134,572

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	140,572
Add:	
Deduct:	
Net Capital per Above	140,572

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2012

	$	%
OPERATING EXPENSES		
Advertising & Promotion	543	0.06
Automobile	18,700	2.12
Bank Service Charges	784	0.09
Consulting Expense	100,393	11.36
Contributions	40,247	4.55
Delivery, Courier and Postage	1,286	0.15
Depreciation	2,583	0.29
Dues, Subscriptions, and Publications	77,899	8.81
Employee Benefits	25,998	2.94
Entertainment	29,850	3.38
Insurance	8,079	0.91
Legal and Accounting	32,810	3.71
Office Expense	16,914	1.91
Payroll Services	1,972	0.22
Payroll Taxes	13,663	1.55
Pension Expense	4,972	0.56
Rent and Occupancy Expense (Note 4)	45,659	5.17
Salaries, Wages and Bonuses	179,510	20.31
Taxes and Licenses	2,953	0.33
Telephone and Communication	19,733	2.23
Travel	12,244	1.39
TOTAL OPERATING EXPENSES	636,792	72.04

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7 General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Percival Financial Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Percival Financial Partners, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Percival Financial Partners, Ltd.'s management is responsible for the Percival Financial Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2012, if applicable, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, if applicable, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if applicable, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed if applicable, noting no differences,.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RICHARD N. COLMAN, CPA, AUDITORS, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation

Baltimore, Maryland
January 14, 2013